SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL DISTRIBUIÇÃO S.A.

Corporate Taxpayer’s

ID (CNPJ/MF): 04.368.898/0001-06

Company Registry (NIRE): 41300019282

ANNUAL DEBENTURE HOLDERS' MEETING OF THE 3RD (THIRD) ISSUE OF SIMPLE, UNSECURED NON-CONVERTIBLE DEBENTURES, IN A SINGLE SERIES, WITH ADDITIONAL GUARANTEES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED DISTRIBUTION EFFORTS, OF COPEL DISTRIBUIÇÃO S.A. HELD ON SEPTEMBER 3, 2020.

1.    DATE, TIME AND PLACE: Held on September 3, 2020, at 10:00 am, exclusively through digital means, through the “Microsoft Teams” digital platform, with an access link to the platform provided by Copel Distribuição S.A. (“Company” and/or “Issuer”), with headquarters located at Rua José Izidoro Biazetto, 158, Bloco C, Mossungue, the City of Curitiba, State of Paraná, CEP 81200-240, under the terms of the Comissão de Valores Mobiliários Instruction 625, of May 14, 2020 (“CVM Instruction 625”).

2.	CALL NOTICE: The Call Notice for the Annual Debenture Holders' Meeting, as established by Articles 71 and 124 of Law No. 6,404, of December 15, 1976, as amended and in force (“Brazilian Corporations Law”), was published in the newspapers (i) Folha de Londrina, on August 26, 27 and 28, 2020, on page 17 (on August 26) and page 6 (on August 27 and 28); and (ii) Diário Oficial do Estado do Paraná, on August 26, 27 and 28, 2020, on pages 23 and 24 (on August 26 and 28) and on pages 15 and 16 (on August 27).

3.	ATTENDANCE: The attending debenture holders represented one hundred percent (100%) of the outstanding debentures, object of the Private Issue Deed of the 3rd (Third) Issue of Simple, Unsecured Non-Convertible Debentures, in a Single Series, with Additional Guarantees, for Public Distribution with Restricted Distribution Efforts for Copel Distribuição S.A., signed on October 18, 2017 ("Debenture Holders", "Issue Deed", "Issue" and "Debentures", respectively) between the Company, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliário, as the Issuer's fiduciary agent (“Fiduciary Agent”) and Companhia Paranaense de Energia - COPEL (“Guarantor”), according to the digital participation attendance list, pursuant to Article 3, items I and II and Article 8 of CVM Instruction 625, which is included in Attachment I of these minutes. Also present was the representative of the Fiduciary Agent, the representatives of the Company and the representatives of the Guarantor.

4.	PRESIDING BOARD: The Meeting was presided by Mr. Sérgio Rodrygo Sitta, and Mr. Artur Felipe Fischer Pessuti acted as Secretary.

5.	AGENDA: To resolve on: (i) the prior consent for the sale of the share control of Copel Telecomunicações S.A. by the Guarantor (“Transaction”), as provided for in clause 7.1,“(i)”and “(j)”of the Issue Deed; (ii) in case of approval of item (i) above, approve the waiver of the right to declare the early maturity of the obligations assumed by the Company and the Guarantor within the scope of the Issue Deed, as a result of the implementation of the Transaction or even, due to a possible default or early maturity of other debts of the Company, the Guarantor and/or its subsidiaries in connection with the implementation of the Transaction, according to clause 7.1, item “(f)” and (g) of the Issue Deed; and (iii) the authorization for the Company and the Fiduciary Agent to jointly perform any and all acts and sign any and all documents necessary for the purpose of formalizing the resolution described in items (i) and (ii) above, if approved.

This is a free translation of the original minutes drawn up in the Company’s books.

6.	RESOLUTIONS: After the Annual Debenture Holders' Meeting was installed, the Debenture Holders authorized the drawing up of these Minutes in summary form, in addition to its publication with the omission of the Debenture Holders' signatures, pursuant to Article 130, paragraph 1 and 2, of the Brazilian Corporations Law, and the matters on the Agenda were discussed.

After the Company's representatives presented the details of the Transaction, which will be implemented through the transfer of shares issued by Copel Telecomunicações S.A. (“Copel Telecom”) owned by the Guarantor, preceded by the transfer of Copel Telecom's Data Center assets and liabilities, and other Copel Telecom assets (“Object Net Assets”) to companies of the Copel group through the following structures: (a) a partial spin-off of Copel Telecom and the transfer of part or all of the Object Net Assets to companies of the Copel group; (b) a reduction of in Copel Telecom's share capital, with a restitution to COPEL's shareholder of part or the entire Object Net Assets, and the subsequent increase, by COPEL, of the share capital for part or the entire Object Net Assets in other companies of the Copel group; and/or (c) a donation, free of charge, of all or part of the Object Net Assets by Copel Telecom to companies of the Copel group.

The Debenture Holders resolved on the following:

(i)            Debenture Holders representing one hundred percent (100%) of the outstanding Debentures approved the Transaction, so that the granting of prior consent was also approved, as provided for in clause 7.1, “(i)” and “(j)” of the Issue Deed. No contrary vote or abstention from voting was recorded for this item.

(ii)	Debenture Holders representing one hundred percent (100%) of the outstanding Debentures approved the waiver of the right to declare the early maturity of the obligations assumed by the Company and the Guarantor within the scope of the Issue Deed, as a result of (a) the implementation of the Transaction or even, (b) a possible default or early maturity of the 1st Issue of Debentures of Copel Telecom S.A.; the 2nd Issue of Debentures of Copel Telecom S.A.; the 3rd Issue of Debentures of Copel Telecom S.A., or the 4th Issue of Debentures of Copel Distribuição S.A. ("Authorized Issues") in connection with the implementation of the Transaction, according to clause 7.1, item “(f)” and (g) of the Issue Deed; It is stated that the waiver object of this item (ii) (b) is limited to Authorized Issues, not covering the early maturity of other debts of the Company, the Guarantor and/or its subsidiaries, as well as non-compliance with the payment obligation in case of maturity advance of Authorized Issues, as per clause 7.1 item (g) of the Issue Deed.

Debenture Holders representing one hundred percent (100%) of the outstanding Debentures approved that, for the items above, the Company is conditioned to guarantee pari passu conditions between the Debenture Holders and debenture holders of other debentures issued by the Company, Guarantor and its subsidiaries (except Copel Telecom) that may grant approval under the terms above, including, but not limited to, a premium payment to such debenture holders.

Debenture Holders representing one hundred percent (100%) of the outstanding Debentures approved that, in the event that the pari passu condition is exercised, the Issuer shall offer a premium (as a percentage of the nominal unit value) equivalent to the average of the premiums offered to such debenture holders, which will be ratified at a new Debenture Holders' Meeting to be held in due course. If the counterpart payment is different from the premium payment, it must be analyzed and ratified at a new Debenture Holders' Meeting to be held in due course.

No contrary vote or abstention from voting was recorded for this item.

This is a free translation of the original minutes drawn up in the Company’s books.

(iii)         Debenture Holders representing one hundred percent (100%) of the outstanding Debentures approved the Company and the Fiduciary Agent to jointly perform any and all acts and sign all and any documents necessary for the purposes of formalizing the resolution described in aforementioned items (i) and (ii). No contrary vote or abstention from voting was recorded for this item.

The Company hereby informs that this Annual Debenture Holders' Meeting was held in compliance with all the requirements and guidelines established in CVM Instruction 625, in particular Article 3 of the Instruction.

It is hereby recorded that the voting instruction sent on September 2, 2020 by the debenture holder representing 61.70% (sixty-one and seventy hundredths percent) of the outstanding Debentures was disregarded due to the attendance and voting of said debenture holder on the digital platform in which this Annual Debenture Holders' Meeting was held.

The above resolutions must be interpreted restrictively as liberality of the

Debenture Holders and, therefore, should not be interpreted as a novation, precedent or waiver of any of the Debenture Holders' rights and/or the Issuer's responsibilities, arising from law and/or provided for in the Issue Deed, and its exclusive and restricted application was approved at this Annual Debenture Holders' Meeting.

The Chairman of the Presiding Board, pursuant to Article 8, Paragraph 2 of CVM Instruction 625, records and confirms the presence of the attending Debenture Holders, hence their signatures shall be omitted in these minutes.

7.	CLOSURE: There being no further matters to be addressed, the Annual Debenture Holders' Meeting was adjourned for these minutes to be drawn up in summary form, which were then read, approved and signed by the meeting's Chairman, Secretary, the Company, the Fiduciary Agent and the Guarantor and its publication was authorized with the omission of signatures, pursuant to Articles 71 and 130 of the Brazilian Corporations Law.

Curitiba, September 3, 2020

Presiding Board:

Sérgio Rodrygo Sitta	Artur Felipe Fischer Pessuti
Chairman	Secretary

This is a free translation of the original minutes drawn up in the Company’s books.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 30, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.